# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BrilliA Inc, CIK 0002000230
CUSIP: G1645N101
Title of class of securities: Ordinary Shares par value $0.0001
Address of issuer's principal executive offices: 220 Orchard Road, Unit 05-01,, Midpoint Orchard, Singapore (U0), 238852
Date of event which requires filing of this statement: 11/29/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057013

## Reporting persons
- Nursalim Podiono: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 2,355,735; shared voting power 0; sole dispositive power 2,355,735; shared dispositive power 0; aggregate amount beneficially owned 2,355,735 (9.4% of the class)

## Item 1. Issuer
Name of issuer: BrilliA Inc
Address of issuer's principal executive offices: 220 Orchard Road, Unit 05-01, Midpoint Orchard Singapore 238852

## Item 2. Person Filing
Name of person filing: Nursalim Podiono
Address of principal business office or, if none, residence: 220 Orchard Road, Unit 05-01, Midpoint Orchard Singapore 238852
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,355,735 Class A Shares
Percent of class: 9.4%
Sole power to vote or to direct the vote: 2,355,735 Class A Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,355,735 Class A Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Nursalim Podiono: /s/ Nursalim Podiono, Nursalim Podiono (02/19/2025)